SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2006
                           -----------------------------------------------------

                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ______________________  to  _____________________

Commission file number   0-16668
                         -------

         A. Full title of the plan and the address of the plan:

                  WSFS Financial Corporation
                  401(k) Savings and Retirement Plan
                  500 Delaware Avenue
                  Wilmington, DE  19801

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WSFS Financial Corporation
                  500 Delaware Avenue
                  Wilmington, DE  19801

                              REQUIRED INFORMATION



The audited financial statements required are included herein.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





WSFS Financial Corporation
401(k) Savings and Retirement Plan




DATE:    June 29, 2007                        /s/ Stephen A. Fowle
                                              ----------------------------------
                                                  Stephen A. Fowle
                                                  Plan Administrator

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2006 and 2005

     (With Report of Independent Registered Public Accounting Firm Thereon)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                                Table of Contents


                                                                                                                   Page

Report of Independent Registered Public Accounting Firm                                                               1

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005                                           2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2006 and 2005                    3

Notes to Financial Statements                                                                                         4

Schedules:

1    Schedule H, line 4i - Schedule of Assets (Held at End of Year), December 31, 2006                               11

2    Schedule H, line 4j - Schedule of Reportable Transactions, Year ended December 31, 2006                         12


             Report of Independent Registered Public Accounting Firm


The Plan Administrator
WSFS Financial Corporation 401(k) Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG
Philadelphia, Pennsylvania

June 29, 2007

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2006 and 2005


                                                         2006            2005
                                                     -----------     -----------
Assets:
      Investments (note 3)                           $44,502,471     $39,520,374
      Loans to participants                              805,359         897,787
                                                     -----------     -----------
                      Total Investments               45,307,830      40,418,161
Receivables:
      Employer contribution                              164,319         108,385
                                                     -----------     -----------
                      Total receivables                  164,319         108,385
                                                     -----------     -----------
Net assets available for benefits                    $45,472,149     $40,526,546
                                                     ===========     ===========

See accompanying notes to financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2006 and 2005


                                                                      2006          2005
                                                                  -----------   -----------
Additions:
      Investment income:
          Interest and dividends                                  $   310,487   $   503,005
          Net change in realized and unrealized appreciation in
              fair value of investments                             4,134,218     1,093,066
                                                                  -----------   -----------
                                                                    4,444,705     1,596,071
                                                                  -----------   -----------
      Contributions:
          Employer                                                  1,437,606     1,326,137
          Participants                                              1,625,160     1,468,314
                                                                  -----------   -----------
                                                                    3,062,766     2,794,451
                                                                  -----------   -----------
                      Total additions                               7,507,471     4,390,522
Deductions:
      Benefits paid                                                 2,561,868     1,750,166
                                                                  -----------   -----------
                      Net increase                                  4,945,603     2,640,356
Net assets available for benefits:
      Beginning of year                                            40,526,546    37,886,190
                                                                  -----------   -----------
      End of year                                                 $45,472,149   $40,526,546
                                                                  ===========   ===========

See accompanying notes to financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(1)    Description of Plan

       The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist employees (Associates) in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan agreement or the summary plan description for a more complete description of the Plan's provisions.

       (a)    Eligibility

              All full- and part-time Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who have completed six months of service as of July 1, 2004 or who will complete six months of service on or after July 1, 2004 are eligible to participate following the completion of six months of continuous employment.

       (b)    Contributions

              Participants may authorize the Employers to make payroll deductions under the Plan from 0% to 70% of their total compensation, not to exceed $15,000 in 2006. In addition, those participants, who are over age 50 or turning age 50 on or before December 31, 2006, are eligible for an additional catch-up contribution of $5,000 in 2006. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period.
              Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

              All contributions made by the Employers on participants' behalf are also on a pretax basis. The Employers' contributions comprise the following:

              Company Matching Contribution - The Plan includes an employer matching contribution program such that the Employers match 100% of the Associate's contribution up to 5% of total compensation. The matching contribution is made in cash and is invested in WSFS Financial Corporation common stock. Participants can opt to transfer the WSFS Financial Corporation common stock at any time.

              Employer Base Profit Sharing Contribution - The Plan includes a profit sharing program. The contribution for each eligible participant is calculated as a fixed percentage of the participant's total compensation. The profit sharing contribution is in the form of WSFS Financial Corporation common stock. Participants can opt to transfer the WSFS Financial Corporation common stock at any time. The two types of profit sharing contributions are as follows:

               o Base Contribution - Participants shall be entitled to a base contribution in each calendar quarter in which the Board approves such contributions, based upon the Employers' performance. It is calculated based on a fixed percentage established at the beginning of the year.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


               o Supplemental Contribution - A Participant shall be entitled to a supplemental contribution at the end of each Plan Year in which the Board approves such contributions, based upon the Employers' performance.

       For the years ended December 31, 2006 and 2005, the Employers made no Supplemental Contributions.

       (c)    Participants' Accounts

              Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

       (d)    Vesting

              All Associate contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions that are forfeited by participants reduce future Employer contributions. Forfeitures were $90,023 and $58,456 for the years ended December 31, 2006 and 2005, respectively. Forfeitures used to offset Employer contributions amounted to $26,191 and $52,600 for the years ended December 31, 2006 and 2005, respectively. The table below shows the vesting schedule for the Plan:

                 Years of service               Vested percentages as amended
              ----------------------          ----------------------------------
                        0-1                                  20%
                         2                                   40
                         3                                   60
                         4                                   80
                         5                                  100


       (e)    Withdrawals

              Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis. Withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


              Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

               1.   Purchase of primary residence of the participant

               2.   Preservation of primary residence

               3.   Certain   medical   expenses   of  a   participant   or  the
                    participant's dependents

               4. Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.

       (f)    Loan Provision

              Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is the prime rate plus 1%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan. To be eligible for a loan, Associates must make
              Associate Savings Contributions of at least 1% of total compensation. They may only request one new loan or refinancing in any 12-month period.

       (g)    Administrative Expenses

              Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants.

       (h)    Payment of Benefits

              Any Participant who separates from service for any reason, including Disability, but excluding death benefits, shall be entitled to receive their vested interest in their account balance. This distribution can be in a lump sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a Participant prior to payment of all retirement benefits, the Participant's vested account balance shall be paid to the Participant's beneficiary in accordance with the Plan Document.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


       (c)    Investment Valuation and Income Recognition

              The principal method of valuing the Plan's investments in Collective Investment Funds is based on the value of quoted year-end market values of securities held by such funds. WSFS Financial Corporation common stock is valued at the year-end market price. This valuation is also used as the principal source of valuation of the WSFS Common Stock Fund. Investments in short-term securities are valued at cost that approximates market. Investments in mutual funds are valued at the net asset value of the fund, which is based on the quoted year-end market value of securities held by the fund.

              Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (d)    Revenue Recognition and Method of Accounting

              The Plan records all transactions on an accrual basis. Investment income is recorded as earned.

       (e)    Fund Accounting for Income

              The mutual funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

       (f)    Payment of Benefits

              Benefits are recorded when paid.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(3)    Investments

       The following represents the fair value of investments that are 5% or more of the Plan's net assets:

                                                   December 31
                                            ---------------------------
                                                2006          2005
                                            -----------   -------------
Smith Group Asset Management Fund           $ 4,560,516              --
WSFS Common Stock Fund**                     19,940,221*             --
Eagle Global Advisors Fund                    3,879,740              --
ABM-AMRO Income Plus Fund                     2,938,147              --
NWQ Investment Management, LLC Fund           2,680,747              --
Brandywine Asset Management Fund              2,612,002              --
FMT/Vanguard GNMA Fund                        2,532,853              --
Schwab Retirement Advantage Money Fund**             --     $ 2,873,956
Strong Government Securities Fund                    --       2,569,518
WSFS Financial Corporation common stock**            --      19,346,548*
Vanguard Index 500 Fund                              --       2,495,600
Artisan International Fund                           --       2,600,133
Royce Total Return Fund                              --       2,161,279

*Nonparticipant directed.

**Party-in-interest.



       During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                 2006               2005
                                             ----------         ----------
       Collective Investment Funds           $1,808,081         $       --
       WSFS Common Stock Fund                 1,661,156                 --
       Mutual funds                             613,390            642,216
       Common stock                              51,591            450,850
                                             ----------         ----------
             Total net appreciation          $4,134,218         $1,093,066
                                             ==========         ==========

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(4)    Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           December 31
                                                    --------------------------
                                                        2006           2005
                                                    -----------    -----------
Net assets:
      WSFS Financial Corporation common stock and
          employer contribution receivable          $15,225,951    $14,841,270


                                                      Years ended December 31
                                                    --------------------------
                                                        2006           2005
                                                    -----------    -----------
Changes in net assets:
     Contributions                                  $ 1,344,513    $ 1,327,738
     Investment earnings                              1,352,407        424,298
Benefits paid to participants                          (714,642)      (555,361)
Transfers to participant-directed investments        (1,597,597)    (1,077,252)
                                                    -----------    -----------
                                                    $   384,681    $   119,423
                                                    ===========    ===========


(5)    Income Tax Status

       On December 15, 2005, the Plan was amended and restated effective March 28, 2005. The Plan received a favorable determination letter from the IRS dated May 6, 2005. The Employers believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2006. Therefore, no provision for income taxes is included in the Plan's financial statements.

 (6)   Plan Termination

       Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(7)    Related-Party Transactions

       During 2006 and 2005, Certain Plan investments consisted of shares of mutual funds sponsored by Charles Schwab Trust Company (the Custodian) and WSFS Financial Corporation common stock. Investment transactions with the Custodian and WSFS Financial Corporation qualify as party-in-interest transactions. Fees incurred for investment management, custodial, and record-keeping services were paid from the plan assets for the year ended December 31, 2006 and by the Employers for the year ended December 31, 2005.

 (8)   Risks and Uncertainties

       The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                                                                      Schedule 1

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2006

                                                                Shares         Fair value
                                                              ---------       ------------
* WSFS Common Stock Fund                                      1,843,841       $19,940,221
  Collective Investment Funds:
      Smith Group Asset Management Fund                         312,478         4,560,516
      Eagle Global Advisors Fund                                226,860         3,879,740
      ABM-AMRO Income Plus Fund                                 254,389         2,938,147
      NWQ Investment Management, LLC Fund                       201,602         2,680,747
      Brandywine Asset Management Fund                          119,031         2,612,002
      FMT/Vanguard GNMA Fund                                    231,575         2,532,853
      Washington Capital Management Fund                        158,886         2,196,494
      FMT/iShares Russell Mid-Cap Growth Index ETF              138,239         1,388,021
      Jamison Prince Asset Management Fund                       58,314           621,772
      FMT/Lifestyle Moderate Growth Strategy Fund                28,191           485,995
      Delaware Investments Fund                                  30,349           330,060
      FMT/Lifestyle Aggressive Growth Strategy Fund              14,229           273,985
      FMT/Lifestyle Conservative Growth Strategy Fund             2,656            38,097
      FMT/Lifestyle Total Return Strategy Fund                    1,814            23,821
* Loans to participants (interest rate of prime plus 1%)                          805,359
                                                                               ----------
                  Total investments                                           $45,307,830
                                                                               ==========
* Party-in-interest.

See accompanying report of independent registered public accounting firm.

                                                                      Schedule 2

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2006


(single transaction or series of transactions in one issue aggregating 5% or more of the market value of plan assets at January 1, 2006)


                                                                          Sales                            Number of      Number of
   Name of party and                                             ------------------------                 purchases and   sales and
   descrition of assets                             Purchases       Cost        Proceeds        Gain        issuances    redemptions
------------------------------------------------   ----------    ----------   -----------   -----------     ---------    -----------
Series of transactions:
*  WSFS Financial Corporation
      common stock                                $ 1,117,091   $ 9,395,231   $20,516,804   $11,121,573         36            99
   FMT/Vanguard GNMA Fund                           4,916,541     2,499,865     2,505,956         6,091         38            45
   Eagle Global Advisors Fund                       6,977,159     3,574,132     3,592,215        18,083         55            45
   Smith Group Asset Management Fund                8,685,253     4,424,762     4,433,904         9,142         45            50
   ABN-AMRO Income Plus Fund                        6,257,576     3,374,179     3,377,792         3,614         49            54
   Brandywine Asset Management Fund                 4,968,850     2,576,839     2,581,251         4,412         39            42
   Washington Capital Management Fund               4,203,480     2,125,328     2,127,847         2,519         47            39
   NWQ Investment Management, LLC Fund              5,058,248     2,646,949     2,655,510         8,560         44            39
   FMT/iShares Russell Mid-Cap Growth Index ETF     2,740,710     1,453,793     1,458,399         4,607         39            39
*  WSFS Common Stock Fund                          27,081,198    20,018,201    20,805,588       787,387         58            75
   Strong Government Securities Fund                  186,230     2,856,721     2,676,397      (180,324)        53            54
   Vanguard Index 500 Fund                            295,289     2,593,130     2,832,679       239,549         54            45
   Weitz Value Fund                                   116,422     2,048,676     2,146,200        97,524         40            37
   Artisan International Fund                         668,747     2,834,733     3,510,323       675,590        114            44
   Royce Total Return Fund                            285,098     2,313,684     2,547,297       233,613         84            51
   Value Line Emerging Opportunities Fund             414,976     1,899,523     2,198,979       299,456         95            46
*  Schwab Retirement Advantage Money Fund             895,456     3,758,528     3,758,528            --        222           190


* Party-in-interest.

See accompanying report of independent registered public accounting firm.


                                       12